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October 16, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

Re:                             Liberty Broadband Corporation, Registration Statement on Form S-1

On behalf of our client, Liberty Broadband Corporation (“Broadband”), a wholly-owned subsidiary of Liberty Media Corporation (“Liberty”), we enclose herewith for filing under the Securities Act of 1933, as amended, Broadband’s Registration Statement on Form S-1 (the “Form S-1”) relating to the registration of the issuance of (i) shares of Broadband’s Series C common stock, par value $.01 per share, and (ii) transferable subscription rights to purchase shares of Broadband’s Series C common stock (the “Series C Rights”), in each case, in connection with a rights offering to occur following Liberty’s proposed spin-off of Broadband (the “Spin-Off”).

As described in more detail in the Form S-1 (as well as Broadband’s Registration Statement on Form S-1 (File No. 333-197619) relating to the Spin-Off (the “Spin-Off S-1”)), the board of directors of Liberty has determined to spin off Broadband by distributing, as a dividend, shares of Broadband’s common stock to the holders of Liberty’s common stock. Following the completion of the Spin-Off, and as described in more detail in the Form S-1, Broadband intends to distribute Series C Rights to holders of its Series A common stock, par value $.01 per share, Series B common stock, par value $.01 per share, and Series C common stock. If all conditions to the distribution of the Series C Rights are satisfied, at 5:00 p.m., New York City time, on December 10, 2014, (i) holders of shares of Broadband’s Series A common stock will receive one Series C Right for every five shares of Broadband’s Series A common stock held as of 5:00 p.m., New York City time, on November 19, 2014 (the “record date”), (ii) holders of shares of Broadband’s Series B common stock will receive one Series C Right for every five shares of Broadband’s Series B common stock held as of the record date and (iii) holders of shares of Broadband’s Series C common stock will receive one Series C Right for every five shares of Broadband’s Series C common stock held as of the record date. In a rights offering to be conducted following the distribution of the Series C Rights, each whole Series C Right will entitle the holder thereof to acquire one share of Broadband’s Series C common stock at a subscription price to be determined prior to the commencement of the rights offering. More information concerning the distribution of the Series C Rights and the rights offering, as well as the businesses, assets and any related liabilities of Broadband following the Spin-Off, can be found in the Form S-1 filed herewith.

As noted in the fee table of the Form S-1, a portion of the filing fee paid upon the initial filing of the Spin-Off S-1 related to the shares of Broadband’s Series C common stock issuable upon exercise of the Series C Rights, which had originally been submitted for registration on the Spin-Off S-1. Accordingly, we have noted in our fee table that the filing fee due in connection with the filing of the Form S-1 is being offset against such portion of the filing fee paid in connection with the Spin-Off S-1.

Should any questions arise with respect to this filing, please contact the undersigned at Tel: (212) 408-2503, Fax: (212) 259-2503.

Very truly yours,

/s/ Renee L. Wilm

Renee L. Wilm

cc:              Liberty Broadband Corporation

Richard N. Baer

KPMG LLP

H. Michael Keys